Dated 19 January 2007

SYNTROLEUM INTERNATIONAL CORPORATION

- and -

AFRICAN ENERGY EQUITY RESOURCES LIMITED

- and -

ENERGY EQUITY RESOURCES (NORWAY) LIMITED

- and -

SYNTROLEUM CORPORATION

SHARE SALE AND PURCHASE AGREEMENT



INTERNATIONAL
LAW FIRM
Ince & Co
Business & Finance Group
International House
1 St Katharine's Way
London E1W 1AY
Tel : 020 7481 0010
Fax : 020 7481 4968
Ref : SJ/8351

THIS AGREEMENT is dated the 19th day of January 2007

PARTIES

(1) **SYNTROLEUM INTERNATIONAL CORPORATION** incorporated and registered in the State of Delaware, United States of America with registration number 3100840 whose registered office is at 4322 South 49th West Avenue, Tulsa, Oklahoma 74107 (**Seller**).

(2) **AFRICAN ENERGY EQUITY RESOURCES LIMITED** incorporated and registered in England and Wales with company number 05724928 whose registered office is at 35 Portman Square, London, W1H 6LR (**Buyer**).

(3) **ENERGY EQUITY RESOURCES (NORWAY) LIMITED** incorporated and registered in England and Wales with company number 5216866 whose registered office is at 35 Portman Square, London, W1H 6LR (**Guarantor**).

(4) **SYNTROLEUM CORPORATION** incorporated and registered in the State of Delaware, United States of America with registration number 3034519 whose registered office is at 4322 South 49th West Avenue, Tulsa, Oklahoma 74107 (**Syntroleum Guarantor**).

BACKGROUND

The Seller has agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this agreement.

AGREED TERMS

1. INTERPRETATION

1.1 The definitions and rules of interpretation in this clause apply in this agreement.

2005 Annual Return: the 2005 CAC 10 Form for the Subsidiary that is due to be filed with the Nigerian Companies Registry on 1 January 2006.

Accounts: those financial statements described in Schedule 4.

Aje-4 Drilling Agreement: has the meaning set out in clause 3.2(b).

Aje-4 Well: the drilling well number 4 within the Aje Interest.

Aje Interest: the interest of the Subsidiary in the Aje field located within Oil Mining Lease 113, offshore Nigeria.

Ajapa Interest: the interest of the Subsidiary in the Ajapa Marginal Field located within Oil Mining Lease 90, offshore Nigeria.

Aje Payment: the payment due to the Seller by the Buyer in accordance with the provisions of clause 3.2(d).

Ajapa Payment: the payment due to the Seller by the Buyer in accordance with the provisions of clause 3.2(c).

Business Day: a day (other than a Saturday, Sunday or public holiday) when banks in the State of Delaware, United States of America are open for business.

Buyer's Fundraising: the earlier to occur of the raising of additional capital by the Buyer (or any member of the Buyer's Group) of, or more than, US$15 (fifteen) million in aggregate pursuant to any form of private placement or the date of admission of the Buyer (or any member of the Buyers Group) to any public stock exchange.

Buyers Group: the Buyer or any company of which it is a subsidiary (its holding company) or an affiliate and any other subsidiaries or affiliates of such holding company or the Buyer.

Claim and Substantiated Claim: have the respective meanings set out respectively in clause 9.

CMI: Challenger Minerals (Nigeria) Limited, a company incorporated under the laws of the Federal Republic of Nigeria and having its registered office at No. 39B Corporation Drive, Dolphin Estate, Osborne Road, Ikoyi, Lagos, Nigeria.

Companies: together SIHC and SIHL.

Completion: completion of the sale and purchase of the Sale Shares in accordance with this agreement.

Completion Date: the date of this agreement.

Deed of Release: a deed of even date releasing various inter-company advances and made between the Seller, the Syntroleum Guarantor, SIHC, SIHL and SNL.

Deposit: the non-refundable sum of US$ 2 (two) million paid by or on behalf of the Buyer to the Seller in accordance with the terms of the Letter of Intent.

Disclosed: fairly disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under this agreement and/or the Letter of Intent and/or the Reply and/or the Supplemental Reply and/or the Response and/or the Second Supplemental Reply.

Dissolution Notice: the notice issued by the Registrar of Companies of the Cayman Islands (a copy of which is attached to Schedule 3) noting the impending dissolution of SSHL.

Energy Equity Resources Limited or EER: a member of the Buyer's Group incorporated with company number 05308516.

Encumbrance: any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security, interest, title, retention or any other security agreement or arrangement.

First Gross Revenue: the first gross revenue received from the Aje Interest and/or the Ajapa Interest (as appropriate) after payment of any Overriding Interests.

Letter of Intent: the letter dated 30 November 2006 exchanged between the Seller and Energy Equity Resources Limited, incorporated and registered in England and Wales with company number 05306516 whose registered office is at 35 Portman Square, London, W1H 6LR, regarding the Transaction.

Nigerian Companies Registry: the Corporate Affairs Commission, Abuja, Nigeria.

Overriding Interests: any overriding interests, overriding royalties and/or Royalties that exist in law or by written agreement as at the Completion Date over the Aje Interest and/or the Ajapa Interest.

Providence: P.R. Oil & Gas Nigeria Limited, a company incorporated under the laws of the Federal Republic of Nigeria and having its registered office at 7th Floor, St Nicholas House, Catholic Mission Street, Lafiaji, Lagos, Nigeria.

Purchase Price: the purchase price for the Sale Shares paid by the Buyer to the Seller as described and in accordance with clause 3.

Reply: the written reply (and all accompanying documents) dated 4 December 2006 from the Seller to EER (on behalf of the Buyer) in response to EER's preliminary due diligence list of questions.

Response: the written responses (and all accompanying documents) dated 10 January 2007 from the Seller to EER (on behalf of the Buyer) in answer to EER's supplemental questions.

Royalties: the amount of royalty payable pursuant to the Petroleum Act, Cap C10 Laws of the Federation of Nigeria 2004 and the Petroleum (Drilling and Production) Regulations Cap C10, Laws of the Federation of Nigeria 2004, as amended from time to time.

Sale Shares: the 1,000 (one thousand) ordinary shares with a par value of US$ 1.00 (one) each in SIHC, all of which have been issued and are fully paid together with the one ordinary share with a par value of US$ 0.01 (one hundredth) in SIHL which has been issued and is fully paid.

Second Supplemental Reply: the second supplemental written reply (and all accompanying documents) dated 18 January 2007 from the Seller to EER (on behalf of the Buyer) in further response to EER's preliminary due diligence list of questions.

Seller's Solicitors: Ince & Co of International House, 1 St Katharine's Way, London, E1W 1AY.

SIHC: Syntroleum International Holdings Company, a company incorporated and registered in the Cayman Islands with registration number WK-137623 whose registered office is c/o Walkers SPV Limited, Walker House, Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands further details of which are set out in Part 1 of Schedule 1.

SIHL: Syntroleum International Holdings Ltd, a company incorporated and registered in the Cayman Islands with registration number CR-93383 whose registered office is c/o Walkers SPV Limited, Walker House, Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands further details of which are set out in Part 1 of Schedule 1.

SNL Resolutions: the resolutions substantially in the form set out in Schedule 5.

SSHL: Syntroleum Sweetwater Holdings Limited, a company incorporated and registered in the Cayman Islands with registration number CR-93384 whose registered office is c/o Walkers SPV Limited, Walker House, Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands.

Subsidiary / SNL: Syntroleum Nigeria Limited, a company incorporated and registered in the Federal Republic of Nigeria with registration number RC No. 606050 whose registered office is St Nicholas House, 9th Floor, Catholic Mission Street, Lagos, Nigeria further details of which are set out in Part 2 of Schedule 1.

Supplemental Reply: the supplemental written reply (and all accompanying documents) dated 8 January 2007 from the Seller to EER (on behalf of the Buyer) in further response to EER's preliminary due diligence list of questions.

Tax: all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and any penalty, fine, surcharge, interest, charges or costs relating thereto; and **Taxation** shall have the same meaning.

Tax Authority: any governmental authority competent to impose, assess, collect and/or administer any Tax.

Tax Claim: any assessment (including self-assessment), notice, demand, letter or other document issued or action taken by or on behalf of any Tax Authority from which it appears that the Buyer, the Companies, the Subsidiary or SSHL is or may be subject to a liability for Taxation or other liability in respect of which the Seller is or may be liable under clauses 6.1 (g)(ii), 6.1(g)(iii) or 10.3 below.

Tax Return: any notice, return, report, account, computation, statement, assessment or other information to be submitted to any Tax Authority for the purposes of calculating or paying any Taxation.

Transaction: the transaction contemplated by this agreement or any part of that transaction.

Warranties: the representations and warranties in clauses 6 and 7.

1.2   Clause and schedule headings do not affect the interpretation of this agreement.

1.3   A **person** includes a corporate or unincorporated body.

1.4   Words in the singular include the plural and in the plural include the singular.

1.5   A reference to one gender includes a reference to the other gender.

1.6   A reference to a particular law is a reference to it as it is in force for the time being taking account of any amendment, extension, or re-enactment and includes any subordinate legislation for the time being in force made under it.

1.7   **Writing** or **written** includes faxes but not e-mail.

1.8   Documents in **agreed form** are documents in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification.

1.9   References to clauses and schedules are to the clauses and schedules of this agreement; references to paragraphs are to paragraphs of the relevant schedule.

1.10   References to this agreement include this agreement as amended or varied in accordance with its terms.

1.11 A reference to **in clear funds and without any set-off or deductions** means that the receiving party should receive no less than the sum stated and that the paying party may not withhold or delay any part of the payment or make any deductions whatsoever on account of (i) amounts that it may believe the receiving party owes to the paying party or (ii) bank or other transfer costs or charges.

2. SALE AND PURCHASE

On the terms of this agreement, the Seller shall sell and the Buyer shall buy, with effect from the Completion Date, the Sale Shares with full title guarantee, free from all Encumbrances and together with all rights that attach (or may in the future attach) to them including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this agreement.

3. PURCHASE PRICE

3.1 The Purchase Price is the Deposit together with those sums payable in accordance with clause 3.2 below.

3.2 The Buyer shall pay to the Seller the following:

(a) US$ 10,171,802 (ten million, one hundred and seventy one thousand, eight hundred and two), in clear funds and without any set-off or deductions, upon the earlier to occur of

  (i) the Buyer's Fundraising; or

  (ii) 1 April 2007.

(b) US$ 3 (three) million, in clear funds and without any set-off or deductions, if third party farmees (being persons other than the Buyer, Providence and CMI) sign a binding agreement to fund at least 50% (fifty per cent) of the cost of drilling the Aje-4 Well (**Aje-4 Drilling Agreement**), upon the later to occur of the following:

  (i) the date of execution of the Aje-4 Drilling Agreement; or

  (ii) the earlier to occur of either the Buyer's Fundraising or 1 April 2007.

(c) US$ 5 (five) million, in clear funds and without set-off or deductions, payable from the First Gross Revenue that the Buyer receives from the Buyer's and the Companies' cumulative Ajapa Interest.

(d) US$ 5 (five) million, in clear funds and without set-off or deductions, payable from the First Gross Revenue that the Buyer receives from the Buyer's and the Companies' cumulative Aje Interest.

4. COMPLETION

4.1 Completion shall take place on the Completion Date:

    (a) at the offices of the Seller's Solicitors at a time to be agreed; or

    (b) at any other place or time as agreed in writing by the Seller and the Buyer.

4.2 At Completion the Seller shall:

    (a) deliver a certified copy of the resolutions passed by the board of directors of the Syntroleum Guarantor authorising the Transaction and the execution and delivery by the officers specified in the resolutions of this agreement, and any other documents referred to in this agreement as being required to be delivered by it;

    (b) deliver a certified copy of the resolutions adopted by the board of directors of the Seller authorising the Transaction and the execution and delivery by the officers specified in the resolutions of this agreement, and any other documents referred to in this agreement as being required to be delivered by it;

    (c) deliver or cause to be delivered the documents and evidence set out in Parts 1 and 2 of Schedule 2; and

    (d) deliver any other documents referred to in this agreement as being required to be delivered by the Seller.

4.3 At Completion the Buyer shall:

    (a) deliver a certified copy of the minutes adopted by the board of directors of the Guarantor authorising the Transaction and the execution and delivery by the officers specified in the resolutions of this agreement, and any other documents referred to in this agreement as being required to be delivered by it; and

    (b) deliver a certified copy of the minutes adopted by the board of directors of the Buyer authorising the Transaction and the execution and delivery by the officers specified in the resolution of this agreement, and any other documents referred to in this agreement as being required to be delivered by it.

4.4 As soon as possible after Completion the Seller shall send to the Buyer (or as the Buyer directs) all records, correspondence, documents, files, memoranda and other papers relating to the Companies, SSHL and the Subsidiary not required to be delivered at Completion that are in its possession and control.

4.5 The Buyer and the Seller undertake to each other that each shall use their respective best endeavours to have the SNL Resolutions adopted by the board of directors of SNL within 14 (fourteen) days of the Completion Date.

5. WARRANTIES

5.1 The Seller warrants and represents to the Buyer that each Warranty in clause 6 below is true, accurate and not misleading on the Completion Date except as Disclosed.

5.2 The Buyer warrants and represents to the Seller that each Warranty in clause 7 below is true, accurate and not misleading on the Completion Date except as Disclosed.

5.3 Warranties qualified by the expression **so far as the Seller is aware** (or any similar expression) are deemed to be given to the best of the knowledge, information and belief of the Seller after it has made due and careful enquiries.

5.4 Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

6. SELLER'S WARRANTIES

6.1 The Seller and the Syntroleum Guarantor (jointly and severally) represent and warrant to the Buyer as follows:

(a) Authorization and Validity of agreement.

The Seller has all requisite power and authority to execute and deliver this agreement and to perform its obligations hereunder. The execution, delivery and performance by the Seller of this agreement and the consummation by the Seller of the Transaction has been duly authorized by all necessary corporate action, and no other corporate action on the part of the Seller is necessary for the execution, delivery and performance by the Seller of this agreement and the consummation by it of the Transaction. This agreement has been duly executed and delivered by the Seller and is a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

(b) No Conflict.

Except as specifically stated in this agreement, the execution, delivery and performance by the Seller of this agreement and the consummation by it of the Transaction:

(i)   will not violate any provision of any applicable laws, rules, regulations, statutes, codes, ordinances or requirements of any governmental authority (collectively the "Laws" or "Law"), order, judgment or decree applicable to the Seller and, subject to any assignments, consents and fees contemplated under clauses 11.3 and 11.4 below, the Companies, SSHL or the Subsidiary;

(ii)   (subject to any assignments, consents and fees contemplated under clauses 11.3 and 11.4 below) will not require any consent or approval of, or filing with or notice to, any governmental authority under any provision of Law applicable to the Seller, except for any required under the rules and regulations of the US Securities and Exchange Commission and any other consent, approval, filing or notice requirements which becomes applicable solely as a result of the specific regulatory status of the Buyer or which the Buyer is otherwise required to obtain;

(iii)   will not violate any provision of the articles of incorporation or By-Laws of the Seller, the Companies, SSHL or the Subsidiary; and

(iv)   will not contravene or violate any provision of any agreement or arrangement to which the Companies, SSHL or the Subsidiary is a party.

For the avoidance of doubt, the Buyer acknowledges that the Seller has not sought or obtained any consent, approval or notice in respect of the Transaction from the Minister of Petroleum Resources (or any similar Nigerian governmental authority).

(c)   Ownership of the Sale Shares.

The Seller is the legal and beneficial owner and holder of the Sale Shares, free and clear of all Encumbrances.

(d)   Due Organization of the Companies, SSHL and the Subsidiary.

(i)   The Companies and (subject to clause 6.2 below) SSHL are duly organized, validly existing and in good standing under the laws of the Cayman Islands. The Companies and (subject to clause 6.2 below) SSHL have all requisite corporate power and authority to own their respective assets and to carry on their respective business as it is now being conducted and are in good standing and are duly qualified to transact business in each jurisdiction in which it is required to be so qualified.

(ii) Except for any Tax Claims (which the Seller is in the process of resolving in accordance with clause 6.1(g)(ii) below) the Subsidiary is duly organized, validly existing and in good standing under the laws of Nigeria. The Subsidiary has all requisite corporate power and authority to own its assets and to carry on its business as it is now being conducted and is in good standing and is duly qualified to transact business in each jurisdiction in which it is required to be so qualified.

(e) Subsidiaries.

(i) Other than in respect of the Subsidiary and SSHL, neither of the Companies has entities in which such directly or indirectly owns any of the effective voting power or equity interest.

(ii) SSHL is a company wholly owned and controlled by SIHL. By way of the Dissolution Notice, SSHL is due to be struck off the Cayman Islands' Company Register and dissolved on 30 March 2007.

(iii) SIHC is the legal and beneficial owner and holder of 9,999,999 ordinary shares with a par value of one Nigerian Naira each in the Subsidiary, free and clear of all Encumbrances.

(iv) SIHL is the legal and beneficial owner and holder of one ordinary share with a par value of one Nigerian Naira in the Subsidiary, free and clear of all Encumbrances.

(f) Capitalization.

(i) The authorized capital stock of the Companies, SSHL and the Subsidiary is as set out in Schedule 1. All of the Sale Shares and the shares of SSHL and the Subsidiary have been duly authorized and validly issued and are fully paid.

(ii) There are no outstanding options, warrants or other rights of any kind relating to the sale, issuance or voting of any equity interests or shares of capital stock of any class of either of the Companies, SSHL or the Subsidiary which have been issued, granted or entered into by either of the Companies, SSHL or the Subsidiary or any securities convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock of any class of either of the Companies, SSHL or the Subsidiary.

(iii) There are no pre-emptive or similar rights with respect to the issuance, sale or other transfer (whether present, past or future) of the equity interests or capital stock of either of the Companies, SSHL or the Subsidiary.

(iv) There are no agreements or other obligations (contingent or otherwise) which may require either of the Companies, SSHL or the Subsidiary to repurchase or otherwise acquire any equity interests or shares of its capital stock.

(g) Financial Statements and Tax.

(i) The Accounts have been prepared in accordance with United States generally accepted accounting principles, give a true and fair view of the assets and liabilities and profit or loss of the Companies and the Subsidiary at the dates specified therein, and make full provision for all actual liabilities of the Companies, SSHL and the Subsidiary at the dates specified therein. All other liabilities of the Companies, SSHL and the Subsidiary then outstanding whether contingent, qualified, disputed or not have been Disclosed.

(ii) The Subsidiary has engaged Pricewaterhouse-Coopers to prepare, finalise and submit to the relevant Nigerian Companies Registry and/or Tax Authority, at the cost and expense (to include filing fees) of the Seller, the 2005 Annual Return together with any necessary Tax Returns due to be filed with any Tax Authority for the periods ending on or before 31 December 2006 and shall procure that Pricewaterhouse-Coopers does so with all reasonable dispatch.

(iii) No Tax is due payable and no Tax Return is due for filing in respect of the Companies and SSHL.

(h) Compliance with Laws; Permits.

Other than that which has been Disclosed, each of the Companies, SSHL or the Subsidiary are in compliance with the terms of any applicable permits, licenses, certificates or other authorizations or consents of a governmental authority held by any of the Companies, SSHL or the Subsidiary and which are necessary for the conduct of their respective businesses in all material respects as presently conducted.

(i) Legal Proceedings:

(i) there are no actions, suits, proceedings or orders pending or affecting or, so far as the Seller is aware, threatened against any of the Companies, SSHL or the Subsidiary at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, bureau, agency, court or instrumentality, whether domestic or foreign; and

(ii) neither of the Companies, SSHL nor the Subsidiary are or have been subject to any order, writ, injunction, judgment or decree of any court or any governmental authority.

(j) Employees.

There are no and have never been any employees of the Companies, SSHL or the Subsidiary.

6.2 The Dissolution Notice has been filed on the basis that SSHL has no assets or liabilities and has not been carrying on any business. If there are any assets in SSHL, then upon the dissolution of SSHL they shall become the property of the Government of the Cayman Islands.

7. BUYER'S WARRANTIES

7.1 The Buyer and the Guarantor (jointly and severally) represent and warrant to the Seller as follows:

(a) Due Organization and Power.

The Buyer is a company duly organized, validly existing and in good standing under the laws of the jurisdiction of England and Wales and has all requisite corporate power and authority to enter into this agreement and perform its obligations hereunder.

(b) Authorization and Validity of agreement.

The execution, delivery and performance by the Buyer of this agreement and the consummation by the Buyer of the Transaction has been duly authorized by the Board of Directors of the Buyer, and no other corporate action on the part of the Buyer is or will be necessary for the execution, delivery and performance by the Buyer of this agreement and the consummation by the Buyer of the Transaction. This agreement has been duly executed and delivered by the Buyer and is a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

(c) No Conflict.

Except as specifically stated in this agreement, the execution, delivery and performance by the Buyer of this agreement and the consummation by the Buyer of the Transaction:

(i)   will not violate any provision of any Law, order, judgment or decree applicable to Buyer;

(ii)   will not require any consent or approval of, or filing or notice to, any governmental authority under any provision of any Law applicable to the Buyer.

(iii)   will not violate any provision of the articles of association or memorandum of association of the Buyer.

(d)   Brokers, Finders, etc.

The Buyer has not employed, nor is subject to the valid claim of, any broker, finder, consultant or other intermediary in connection with the Transaction who might be entitled to a fee or commission from either of the Companies, SSHL, the Subsidiary or the Seller in connection with this Transaction.

8.   REPRESENTATIONS AND COVENANTS OF THE PARTIES.

Each party represents and covenants to the other that it is the explicit intent of each party that, except for the express representations and warranties contained in clauses 6 and 7 above, the Seller is making no representation or warranty whatsoever, express or implied, and that the Buyer takes each of the Companies (and therefore the Subsidiary) "as is" and "where is." It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations provided or addressed to the Buyer in the Reply, the Supplemental Reply, the Response and/or the Second Supplemental Reply are not and shall not be deemed to be or to include representations or warranties of the Seller.

9.   LIMITATIONS ON CLAIMS

9.1   The definitions and rules of interpretation in this clause apply in this agreement.

Claim: a claim for breach of any of the Warranties.

Substantiated Claim: a Claim in respect of which liability is admitted by the party against whom such Claim is brought, or which has been adjudicated on by a Court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal.

A Claim is **connected** with another Claim or Substantiated Claim if they all arise out of the occurrence of the same event or relate to the same subject matter.

9.2   This clause 9 limits the liability of the Seller in relation to any Claim.

9.3   The liability of the Seller for all Claims and/or Substantiated Claims when taken together shall not exceed that proportion of the Purchase Price that the Seller has received in clear funds and without any set-off or deductions on the date the Claim is paid.

9.4   The Seller shall not be liable for a Claim unless:

(a)   the amount of the Claim or a Substantiated Claim (or of a series of connected Claims or Substantiated Claims of which that Claim or Substantiated Claim is one) exceeds US$ 50,000 (fifty thousand);

(b)   the amount of all Claims or Substantiated Claims that are not excluded under clause 9.4(a) when taken together, exceeds US$ 500,000 (five hundred thousand), in which case the whole amount (and not just the amount by which the limit in this clause 9.4(b) is exceeded) is actionable as a Claim by the Buyer.

9.5   The Seller is not liable for any Claim to the extent that the Claim:

(a)   relates to a matter or matters Disclosed; or

(b)   relates to any matter or matters fairly disclosed and provided for in the Accounts.

9.6   The Seller is not liable for any Claim unless the Buyer has given the Seller notice in writing of the Claim, summarising the full nature of the Claim and the amount claimed within the period of 7 (seven) years beginning with the Completion Date in the case of a Claim related to clause 6.1(g)(iii) and in all other cases 365 days (three hundred and sixty five) beginning with the Completion Date

10.   SELLER'S COVENANTS

10.1   The Seller shall procure that John B Holmes Jr (JB) shall remain as a director of the Subsidiary for a minimum of 180 (one hundred and eighty) days after the Completion Date. This obligation shall only exist provided JB is still under a contract of employment to the Seller (or any member of its group of companies). The Seller shall procure that JB shall provide reasonable assistance with the ongoing operations of the Subsidiary in Nigeria provided that such shall not have a material impact (in the sole and reasonable determination of the Seller) on his other contractual obligations to the Seller.

10.2   The Seller shall procure that Branch Russell (BR) shall provide reasonable assistance with the ongoing operations of the Subsidiary in Nigeria, for a minimum of 180 (one hundred and eighty) days after the Completion Date, provided that such shall not have a material impact (in the sole and reasonable determination of the Seller) on his other contractual obligations to the Seller. This obligation shall only exist provided BR is still under a contract of employment to or party to any consultancy agreement with the Seller (or any member of its group of companies).

10.3 Subject to clauses 10.4 and 12 below, the Seller hereby undertakes to and covenants with the Buyer to pay to the Buyer an amount equal to any losses, damages, liabilities, claims, costs and expenses which may be sustained or suffered by the Buyer:

    (a)   as a result of the late or non-payment of any Tax due payable by the Companies, the Subsidiary and/or SSHL for the period ending on the Completion Date;

    (b)   as a result of the late or non-filing of any Tax Return due to be filed with any Tax Authority by the Companies, the Subsidiary and/or SSHL for the period ending on 31 December 2006;

    (c)   as a result of the late or non-filing of the 2005 Annual Return;

    (d)   as a result of SSHL and/or the impending dissolution or actual dissolution of SSHL.

10.4 The Seller shall not be liable under clause 10.3 above to make any payment where such liability to make a payment has arisen due to the Buyer's (or its agents) own actions, negligence or delay.

11. BUYER'S COVENANTS

11.1 The Buyer hereby covenants that whilst JB is a director of the Subsidiary he shall be treated as an equal director along with any other directors of the Subsidiary appointed by the Buyer and shall be given the same information and notice of directors' meetings as the other directors.

11.2 The Buyer hereby covenants that for the time that JB and BR are providing assistance to the Subsidiary in accordance with clause 10 above, both shall be fully and effectively indemnified in respect of any losses, damages liabilities, claims, costs and expenses that they may suffer in respect of carrying out such roles and duties and shall be covered by full policies of insurance at the expense of the Buyer. Further, the Buyer shall meet all the expenses and costs that each of JB and BR may incur whilst carrying out their respective roles and duties.

11.3 The Buyer hereby covenants that, subject to clause 15 below, it shall be responsible for complying with all necessary matters relating to the laws or regulations of the Cayman Islands in respect of the Transaction that require compliance on or after the Completion Date. Such matters shall also include, and not be limited to, any assignments, consents or fees that are payable in relation thereto.

11.4 The Buyer hereby covenants that, subject to clause 15 below, it shall be responsible for complying with all necessary matters relating to the laws or regulations of Nigeria in respect of the Transaction that require compliance on or after the Completion Date. Such matters shall also include, and not be limited to, any assignments, consents or fees that are payable in relation thereto.

11.5 The Buyer acknowledges that the name "Syntroleum" is a registered trademark of the parent company of the Seller, Syntroleum Corporation (a Delaware corporation). The Buyer acknowledges that nothing in this agreement or the Transaction is in any way granting the Buyer any rights or title or claim whatsoever to the name "Syntroleum".

11.6 The Buyer hereby covenants that as soon as is reasonably practicable and in any event within 90 (ninety) days of the Completion Date it shall have changed the names of the Companies and the Subsidiary so as to exclude the name "Syntroleum" from those entities. The Buyer further hereby covenants not to use the name "Syntroleum" or any name or similar word, trade or service mark which may be confused with it.

11.7 The Buyer hereby covenants that in respect of the Aje-4 Drilling Agreement, it shall use its reasonable commercial endeavours to procure a third party farmee to sign a binding agreement to fund at least 50% (fifty per cent) of the cost of drilling the Aje-4 Well on or before 5 April 2007. The Buyer shall conduct all negotiations in this respect in good faith.. The Buyer shall, upon receiving reasonable written notice of such a request from the Seller, advise the Seller of all negotiations and the terms of any such arrangements not subject to confidentiality. The Buyer shall consult with the Seller and, if deemed appropriate by the Buyer, use the expertise of the Seller to help resolve any negotiating difficulties.

11.8 In respect of the Aje Payment and the Ajapa Payment, the Buyer hereby covenants that other than in respect of any Overriding Interests, the First Gross Revenue shall (i) be paid to the Seller in preference to any other person until the payment obligations under clause 3.2(c) or clause 3.2(d), as appropriate, have been fully satisfied in accordance with its terms; and (ii) at all times remain free of any Encumbrance. Further, the Buyer shall, upon receiving reasonable written notice of such a request from the Seller, advise the Seller of all negotiations and terms of any such arrangements (not subject to confidentiality) regarding production from the fields the subject of the Aje Interest and Ajapa Interest and, subject to any confidentiality restriction, allow the Seller to inspect and review all records and agreements to monitor and assess the likely time of payment of each of the Aje Payment and Ajapa Payment.

12. 2007 TAX AND CONDUCT OF TAX CLAIMS

12.1 The Buyer and the Seller agree that any Taxes due and payable by the Companies, the Subsidiary or SSHL for the year ended 31 December 2007 shall be apportioned between the Buyer and the Seller as follows:

12.1.1 The Seller shall be liable for any Taxes due in respect of the period from 1 January until and including the Completion Date; and

12.1.2 The Buyer shall be liable for any Taxes due in respect of the period from the day after the Completion Date and thereafter.

12.2 If the Buyer, the Companies, the Subsidiary or SSHL becomes aware of a Tax Claim, then the Buyer shall give or procure that notice in writing is given to the Seller as soon as is reasonably practicable of that Tax Claim together with all the material details currently in its possession or knowledge.

12.3 Provided the Seller indemnifies the Buyer against all liabilities, costs, damages or expenses which may be incurred thereby (including any additional liability for Taxation) the Buyer shall take and shall procure that the Companies or the Subsidiary or SSHL shall take such action as the Seller may reasonably request by notice in writing given to the Buyer to mitigate, avoid, dispute, defend, resist, appeal or compromise any Tax Claim (to include, but not be limited to, appointing auditors of the Seller's choice to advise on the said Tax Claim) (such a Tax Claim where action is so requested being referred to in this clause as a **Dispute**).

12.4 By agreement in writing between the Buyer and the Seller, the conduct of a Dispute may be delegated to the Seller on such terms as may be agreed from time to time between the Buyer and the Seller.

12.5 The Buyer shall provide and shall procure that the Companies or the Subsidiary or SSHL provides to the Seller and the Seller's professional advisors reasonable access to premises and personnel and to any relevant assets, documents and records within their power, possession or control for the purpose of investigating the matter and enabling the Seller to take such action as is referred to in this clause 12.

13. GUARANTEES

13.1 The Guarantor irrevocably guarantees to the Seller the due and punctual discharge by the Buyer of its payment obligations of whatever nature under this agreement (the "Guaranteed Obligations") and promises to pay on demand as if it were the primary obligor when due, each sum which the Buyer is liable to pay under this agreement.

13.2 The Guarantor's obligations under this clause shall be a continuing guarantee. The Seller may make claims and demands of the Guarantor without limit in number.

13.3 The Guarantor's obligations under this clause shall be in addition to and not in substitution for, and shall not be prejudiced by, any right which the Seller may have pursuant to any other agreement or security which the Seller may enter into or obtain in relation to this agreement or the Guaranteed Obligations and the Guarantor's obligations may be enforced against it without first having recourse to such rights or security or without a demand first being made by the Seller on the Buyer.

13.4 The Guarantor's liability to the Seller under this clause shall not be discharged, impaired or affected by reason of:

(i) any time or indulgence which the Seller may grant to the Buyer or any other person;

(ii) any legal limitation or incapacity or other circumstances relating to the Buyer or any amendment to or variation of any of the terms of this agreement or of any other Guaranteed Obligations;

(iii) any invalidity or unenforceability of the Guaranteed Obligations;

(iv) the liquidation or dissolution of the Buyer or the appointment of a receiver, administrative receiver or administrator of any assets of the Buyer or any change of control of the Buyer or the occurrence of any circumstance affecting the liability of the Buyer to discharge any of the Guaranteed Obligations;

(v) the taking, holding, failure to take or hold, variation, realisation, non-enforcement, non-protection or release by the Seller or any other person of any other guarantee or indemnity or any security for any of the Guaranteed Obligations; or

(vi) any other matter or circumstance whereby but for this provision the Guarantor would or might be discharged from liability under this clause.

13.5 The Guarantor will indemnify and keep indemnified the Seller against all losses, claims, costs, charges and expenses (including reasonable legal fees on any indemnity basis) to which it may be subject or which it may incur as a result of acting under or pursuant to this agreement in consequence of any default by the Guarantor in performing its obligations under this clause.

13.6   Where:

> (i)   any discharge (whether in respect of any of the Guaranteed Obligations or any other obligation of this agreement) is made in whole or in part; or
>
> (ii) any arrangement is made in respect of any of the Guaranteed Obligations or this agreement,
>
> in either case on the faith of any payment, security or other disposition which is avoided or must be repaid, the Guarantor's liability under this agreement shall continue as if there had been no such discharge or arrangement.

13.7   The Guarantor's liability and responsibility in this clause shall be no greater than that of the Buyer, and the effects of this clause shall be read accordingly.

13.8   All payments under this clause shall be made free and clear without any set-off, deduction, withholding or counter-claim.

13.9   The Syntroleum Guarantor irrevocably guarantees to the Buyer the due and punctual discharge by the Seller of its payment obligations of whatever nature under this agreement or any agreement delivered by or on behalf of the Seller, SIHC, SIHL, the Subsidiary or SSHL to the Buyer at Completion (the "Syntroleum Guaranteed Obligations") and promises to pay on demand as if it were the primary obligor when due, each sum which the Seller is liable to pay under this agreement.

13.10   The Syntroleum Guarantor's obligations under this clause shall be a continuing guarantee. The Buyer may make claims and demands of the Syntroleum Guarantor without limit in number.

13.11   The Syntroleum Guarantor's obligations under this clause shall be in addition to and not in substitution for, and shall not be prejudiced by, any right which the Buyer may have pursuant to any other agreement or security which the Buyer may enter into or obtain in relation to this agreement or the Syntroleum Guaranteed Obligations and the Syntroleum Guarantor's obligations may be enforced against it without first having recourse to such rights or security or without a demand first being made by the Buyer on the Seller.

13.12   The Syntroleum Guarantor's liability to the Buyer under this clause shall not be discharged, impaired or affected by reason of:

> (i)   any time or indulgence which the Buyer may grant to the Seller or any other person;

(ii) any legal limitation or incapacity or other circumstances relating to the Seller or any amendment to or variation of any of the terms of this agreement or of any other Syntroleum Guaranteed Obligations;

(iii) any invalidity or unenforceability of the Syntroleum Guaranteed Obligations;

(iv) the liquidation or dissolution of the Seller or the appointment of a receiver, administrative receiver or administrator of any assets of the Seller or any change of control of the Seller or the occurrence of any circumstance affecting the liability of the Seller to discharge any of the Syntroleum Guaranteed Obligations;

(v) the taking, holding, failure to take or hold, variation, realisation, non-enforcement, non-protection or release by the Buyer or any other person of any other guarantee or indemnity or any security for any of the Syntroleum Guaranteed Obligations; or

(vi) any other matter or circumstance whereby but for this provision the Syntroleum Guarantor would or might be discharged from liability under this clause.

13.13 The Syntroleum Guarantor will indemnify and keep indemnified the Buyer against all losses, claims, costs, charges and expenses (including reasonable legal fees on any indemnity basis) to which it may be subject or which it may incur as a result of acting under or pursuant to this agreement in consequence of any default by the Syntroleum Guarantor in performing its obligations under this clause.

13.14 Where:

(i) any discharge (whether in respect of any of the Syntroleum Guaranteed Obligations or any other obligation of this agreement) is made in whole or in part; or

(ii) any arrangement is made in respect of any of the Syntroleum Guaranteed Obligations or this agreement,

in either case on the faith of any payment, security or other disposition which is avoided or must be repaid, the Syntroleum Guarantor's liability under this agreement shall continue as if there had been no such discharge or arrangement.

13.15 The Syntroleum Guarantor's liability and responsibility in this clause shall be no greater than that of the Seller, and the effects of this clause shall be read accordingly.

13.16 All payments under this clause shall be made free and clear without any set-off, deduction, withholding or counter-claim.

14. CONFIDENTIALITY AND ANNOUNCEMENTS

14.1 Except so far as may be required by law, and in such circumstances only after prior consultation with the Buyer, the Seller shall not at any time disclose to any person or use to the detriment of the Buyer, the Companies or the Subsidiary this agreement or any trade secret or other confidential information which it holds in relation to the Companies or the Subsidiary.

14.2 No party shall make any announcement relating to this agreement or its subject matter without the prior written approval of the other party except as required by law or by any legal or regulatory authority (in which case the parties shall co-operate, in good faith, in order to agree the content of any such announcement so far as practicable prior to it being made).

15. FURTHER ASSURANCE

The Seller, the Buyer, the Guarantor and the Syntroleum Guarantor shall (each at its own expense) promptly execute and deliver all such further documents, and do all such things, as the other may from time to time reasonably require for the purpose of giving full effect to the provisions of this agreement.

16. ASSIGNMENT

16.1 No party may assign, or grant any Encumbrance or security interest over, any of its rights under this agreement or any document referred to in it.

16.2 Each party that has rights under this agreement is acting on its own behalf.

17. WHOLE AGREEMENT

17.1 This agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover.

17.2 Nothing in this clause 17 operates to limit or exclude any liability for fraud.

18. VARIATION AND WAIVER

18.1 Any variation of this agreement shall be in writing and signed by or on behalf of the parties.

18.2 Any waiver of any right under this agreement is only effective if it is in writing and it applies only to the party to whom the waiver is addressed and to the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived.

18.3 No failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

18.4 No single or partial exercise of any right or remedy under this agreement shall preclude or restrict the further exercise of any such right or remedy.

18.5 Unless specifically provided otherwise, rights arising under this agreement are cumulative and do not exclude rights provided by law.

19. COSTS

Unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

20. NOTICE

20.1 A notice given under this agreement:

    (a)   shall be in writing;

    (b)   shall be sent for the attention of the person, and to the address or fax number, specified in this clause 20 (or such other address, fax number or person as each party may notify to the others in accordance with the provisions of this clause 20); and

    (c)   shall be:

        (i)   delivered personally by an internationally recognised courier company; or

        (ii)   sent by fax.

20.2 The addresses for service of notice are:

    (a)   **SYNTROLEUM INTERNATIONAL CORPORATION and SYNTROLEUM CORPORATION**

        (i)   address: 4322 South 49th West Avenue
                                 Tulsa
                                 OK 74107
                                 USA

        (ii)   for the attention of: General Counsel

        (iii)   fax number: +1 (918) 592 7979

(b)   **AFRICAN ENERGY EQUITY RESOURCES LIMITED and ENERGY EQUITY RESOURCES (NORWAY) LIMITED**

> (i)   address: 35 Portman Square
>   London
>   W1H 6LR
>   United Kingdom
>
> (ii)   for the attention of: Olav Eimstad
>
> (iii)   fax number: +44 (0)20 7935 3703

20.3   A notice is deemed to have been received:

(a)   if delivered personally, at the time of delivery; or

(b)   in the case of fax, at the time of transmission; or

(c)   if deemed receipt under the previous paragraphs of this clause 20.3 is not within business hours (meaning 9.00 am to 5.30 pm on a Business Day in the place of receipt), when business next starts in the place of receipt on the next Business Day.

20.4   To prove service, it is sufficient to prove that the notice was transmitted by fax to the fax number of the party or, in the case of delivery by courier, that the envelope containing the notice was properly addressed and delivered to the address.

21.   SEVERANCE

21.1   If any provision of this agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

21.2   If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

22.   AGREEMENT SURVIVES COMPLETION

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

23. THIRD PARTY RIGHTS

23.1 This agreement and the documents referred to in it are made for the benefit of the parties and their successors and permitted assigns and are not intended to benefit, or be enforceable by, anyone else.

23.2 Each party represents to the other that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this agreement are not subject to the consent of any person that is not a party to this agreement.

24. SUCCESSORS

The rights and obligations of the Seller, the Buyer, the Guarantor and the Syntroleum Guarantor under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and permitted assigns.

25. COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

26. GOVERNING LAW AND JURISDICTION

26.1 This agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England.

26.2 The parties irrevocably agree that the courts of England have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement.

This agreement has been entered into on the date stated at the beginning of it.

Schedule 1   Particulars of the Companies and the Subsidiary

Part 1. The Companies

Name:	SYNTROLEUM INTERNATIONAL HOLDINGS COMPANY
Registration number:	WK-137623
Registered office:	c/o Walkers SPV Limited Walker House Mary Street PO Box 908GT George Town Grand Cayman Cayman Islands
Authorised share capital Amount: Divided into:	 US$50,000 50,000 Shares of US$1.00 each
Issued share capital Amount: Divided into:	 1,000 Shares 1,000 Shares of US$1.00 each
Registered shareholders (and number of Sale Shares held):	Syntroleum International Corporation – 1,000 Shares
Beneficial owners of Sale Shares (if different) (and number of Sale Shares beneficially owned):	Syntroleum International Corporation – 1,000 Shares
Directors:	Kenneth L Agee John B Holmes Jr Greg G Jenkins Richard L Edmonson
Secretary:	Richard L Edmonson
Auditor	Not required under Cayman Law
Registered charges	None

Name:		SYNTROLEUM INTERNATIONAL HOLDINGS LTD
Registration number:		CR-93383
Registered office:		c/o Walkers SPV Limited Walker House Mary Street PO Box 908GT George Town Grand Cayman Cayman Islands
Authorised share capital Amount: Divided into:		 US$50,000 5,000,000 Shares of US$0.01 each
Issued share capital Amount: Divided into:		 1 Share 1 Share of US$0.01
Registered shareholders (and number of Sale Shares held):		Syntroleum International Corporation – 1 Share
Beneficial owners of Sale Shares (if different) (and number of Sale Shares beneficially owned):		Syntroleum International Corporation – 1 Share
Directors:		Kenneth L Agee John B Holmes Jr Greg G Jenkins Richard L Edmonson
Secretary:		Richard L Edmonson
Auditor		Not required under Cayman Law
Registered charges		None

1.06.6979.00 6299082 v4

Part 2. The Subsidiary

Name:	**SYNTROLEUM NIGERIA LIMITED**
Registration number:	RC No. 606050
Registered office:	St Nicholas House, 9th Floor Catholic Mission Street Lagos Nigeria
Authorised share capital Amount: Divided into:	 10,000,000 Nigerian Naira 10,000,000 Shares of 1 Nigerian Naira each
Issued share capital Amount: Divided into:	 10,000,000 Nigerian Naira 10,000,000 Shares of 1 Nigerian Naira each
Registered shareholders (and number of shares held):	Syntroleum International Holdings Company – 9,999,999 Shares Syntroleum International Holdings Ltd – 1 Share
Beneficial owners of shares (if different) (and number of shares held):	Syntroleum International Holdings Company – 9,999,999 Shares Syntroleum International Holdings Ltd – 1 Share
Directors:	John B Holmes Jr Kenneth L Agee Larry J Weick Felicia Kemi Segun Alhaji Mohammed Indimi
Secretary:	Richard L Edmonson
Auditor	PricewaterhouseCoopers
Registered charges	None

Schedule 2   Completion

Part 1. What the Seller shall deliver to the Buyer at Completion

1.   At Completion, the Seller shall deliver or cause to be delivered to the Buyer (or its duly authorised agent) the following documents and evidence:

(a)   certified copy certificates of good standing for each of SIHC and SIHL, such certificates to be dated not more than 14 (fourteen) days prior to the Completion Date;

(b)   certified copies of the register of members and the register of directors for each of SIHC and SIHL immediately prior to Completion;

(c)   transfers of the Sale Shares in the agreed form executed by the registered holders in favour of the Buyer;

(d)   a share certificate for the Sale Shares held in SIHL in the name of the registered holders;

(e)   an indemnity in the agreed form for the Sale Shares held in SIHC;

(f)   an indemnity in the agreed form in respect of all of the issued shares in the capital of the Subsidiary

(g)   certificates in respect of all issued shares in the capital of SSHL;

(h)   in relation to the Companies, the Subsidiary and SSHL, the statutory registers and minute books (written up to the time of Completion), the common seal, certificate of incorporation and any certificates of incorporation on change of name;

(i)   the written resignation, executed as a deed and in the agreed form, of the directors and secretaries of the Companies and of the Subsidiary from their offices with the Companies and Subsidiary, except for the following persons who are not resigning:

(i)   John B Holmes Jr as a director of the Subsidiary

(ii)   Kemi Segun as a director of the Subsidiary

(iii)   Alhaji Mohammed Indimi as a director of the Subsidiary

(j)   a certified copy of the executed Deed of Release.

Part 2. Matters for the board meetings at Completion – Seller to procure in accordance with clause 4.2

1. The Seller shall cause a board meeting of the Companies to be held at Completion at which the matters set out in this Part 2 of this Schedule 2 shall take place and shall deliver to the Buyer a certified copy of the resolutions of such meetings.

2. A resolution to register the transfers of the Sale Shares shall be passed at such board meetings of the Companies.

3. All directors and secretaries of the Companies and SSHL shall resign from their offices with the Companies and SSHL with effect from the end of the relevant board meeting.

4. The persons the Buyer nominated shall be appointed as directors and secretary of the Companies (but not exceeding any maximum number of directors contained in the relevant company's articles of incorporation/Byelaws). The appointments shall take effect immediately and contemporaneously with Completion.

5. Resolutions to revoke any powers of attorney granted by any one of the Companies and SSHL.

Schedule 3   Copy Dissolution Notice for Syntroleum Sweetwater Holdings Limited



Schedule 4

Syntroleum Nigeria Limited

1) Trial Balances for the periods ended 31 December 2004, 31 December 2005 and 31 December 2006.

2) Balance Sheet and Statement of Operations for the periods ended 31 December 2004, 31 December 2005 and 31 December 2006.

As the same all appear at Tabs 2.1.2 and 2.1.4 in the documents annexed to the Reply and at Tabs 2.1.2 and 2.1.4 in the documents annexed to the Supplemental Reply.

Syntroleum International Holdings Company

1) Trial Balances for the periods ended 31 December 2004, 31 December 2005 and 31 December 2006

2) Balance Sheet and Statement of Operations for the periods ended 31 December 2004, 31 December 2005 and 31 December 2006

As the same all appear at Tabs 2.1.2 and 2.1.4 in the documents annexed to the Reply and at Tabs 2.1.2 and 2.1.4 in the documents annexed to the Supplemental Reply.

Syntroleum International Holdings Ltd

1) Trial Balances for the periods ended 31 December 2004, 31 December 2005 and 31 December 2006

2) Balance Sheet and Statement of Operations for the periods ended 31 December 2004, 31 December 2005 and 31 December 2006

As the same all appear at Tabs 2.1.2 and 2.1.4 in the documents annexed to the Reply and at Tabs 2.1.2 and 2.1.4 in the documents annexed to the Supplemental Reply.

Syntroleum Sweetwater Holdings Ltd

1) Trial Balances for periods ended 31 December 2004, 31 December 2005 and 31 December 2006

2) Balance Sheet and Statement of Operations for the periods ended 31 December 2004, 31 December 2005 and 31 December 2006

As the same all appear at Tabs 2.1.2 and 2.1.4 in the documents annexed to the Supplemental Reply.

Schedule 5
The SNL Resolutions

<u>SYNTROLEUM NIGERIA LIMITED RC. 606050</u>

9th Floor, St. Nicholas House
Catholic Mission Street
Lagos

THE FEDERAL REPUBLIC OF NIGERIA

COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION OF THE BOARD OF DIRECTORS OF

SYNTROLEUM NIGERIA LIMITED

RESOLUTION APPROVING THE REMOVAL OF DIRECTORS

The Board of Directors of Syntroleum Nigeria Limited ("the Company") in exercise of their powers to pass a written resolution pursuant to Section 263 (8) of the Companies and Allied Matters Act 1990 hereby resolves as follows:

1. "That the resignation of the following persons as Directors in the Company with effect from the day of , 2007 be and is hereby approved:

   a. Mr. Kenneth L. Agee; and

   b. Mr. Larry J. Weick.

2. That the Company is hereby authorized to do all that is necessary to effect this change at the appropriate authorities.

3. That this resolution may be executed in counter-parts."

DATED THIS _______ DAY OF _______________ 2007

____
JOHN B. HOLMES, Jr.

____
FELICIA KEMI SEGUN

____
ALHAJI MOHAMMED INDIMI

1.06.6979.00 6299082 v4

9th Floor, St. Nicholas House
Catholic Mission Street
Lagos

THE FEDERAL REPUBLIC OF NIGERIA

COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION OF THE BOARD OF DIRECTORS OF

SYNTROLEUM NIGERIA LIMITED

RESOLUTION APPROVING THE REMOVAL OF THE COMPANY SECRETARY

The Board of Directors of Syntroleum Nigeria Limited ("the Company") in exercise of their powers to pass a written resolution pursuant to Section 263 (8) of the Companies and Allied Matters Act 1990 hereby resolves as follows:

1. "That the resignation of Mr. Richard L. Edmonson as the Company Secretary of the Company be and is hereby approved with effect from the   day of
     , 2007.

2. That the Company is hereby authorized to do all that is necessary to effect this change at the appropriate authorities.

3. That this resolution may be executed in counter-parts."

DATED THIS _____ DAY OF _____ 2007

_____   _____
JOHN B. HOLMES, Jr.   FELICIA KEMI SEGUN

_____
ALHAJI MOHAMMED INDIMI

1.06.6979.00 6299082 v4

9th Floor, St. Nicholas House
Catholic Mission Street
Lagos

THE FEDERAL REPUBLIC OF NIGERIA

COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION OF THE BOARD OF DIRECTORS OF

SYNTROLEUM NIGERIA LIMITED

RESOLUTION APPROVING THE APPOINTMENT OF DIRECTORS

The Board of Directors of Syntroleum Nigeria Limited ("the Company") in exercise of their powers to pass a written resolution pursuant to Section 263 (8) of the Companies and Allied Matters Act 1990 hereby resolves as follows:

1. "That the following persons be and are hereby appointed as Directors of the Company with effect from the   day of   , 2007.

    a. Mr. Osamede Okhomina;

    b. Mr. Olav Eimstad; and

    c. Mr. Philip Vingoe.

2. That the Company is hereby authorized to do all that is necessary to effect this change at the appropriate authorities.

3. That this resolution may be executed in counter-parts."

DATED THIS _____ DAY OF _____ 2007

_____   _____
JOHN B. HOLMES, Jr.   FELICIA KEMI SEGUN

_____
ALHAJI MOHAMMED INDIMI

1.06.6979.00 6299082 v4

9th Floor, St. Nicholas House
Catholic Mission Street
Lagos

THE FEDERAL REPUBLIC OF NIGERIA

COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION OF THE BOARD OF DIRECTORS OF

SYNTROLEUM NIGERIA LIMITED

RESOLUTION APPROVING THE REMOVAL OF CERTAIN OFFICERS OF THE COMPANY

The Board of Directors of Syntroleum Nigeria Limited ("the Company") in exercise of their powers to pass a written resolution pursuant to Section 263 (8) of the Companies and Allied Matters Act 1990 hereby resolves as follows:

1. "That the resignations of the following persons as officers of the Company with effect from the   day of   , 2007 be and is hereby approved:

    a. Mr. Richard L. Edmonson is hereby removed as Vice President of the Company;

    b. Mr. Branch Russell is hereby removed as Vice President of the Company; and

    c. Mr. Michael Covey is hereby removed as Assistant Company Secretary.

2. That the Company is hereby authorized to do all that is necessary to effect this change at the appropriate authorities.

3. That this resolution may be executed in counter-parts."

DATED THIS _____ DAY OF _____ 2007

_____   _____
JOHN B. HOLMES, Jr.   FELICIA KEMI SEGUN

_____
ALHAJI MOHAMMED INDIMI

1.06.6979.00 6299082 v4

9th Floor, St. Nicholas House
Catholic Mission Street
Lagos

THE FEDERAL REPUBLIC OF NIGERIA

COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION OF THE BOARD OF DIRECTORS OF

SYNTROLEUM NIGERIA LIMITED

RESOLUTION APPROVING THE APPOINTMENT OF COMPANY SECRETARY

The Board of Directors of Syntroleum Nigeria Limited ("the Company") in exercise of their powers to pass a written resolution pursuant to Section 263 (8) of the Companies and Allied Matters Act 1990 hereby resolves as follows:

1. "That the appointment of   as the Secretary of the Company
   with effect from the   day of   , 2007 be and is hereby approved:

2. That the Company is hereby authorized to do all that is necessary to effect this appointment at the appropriate authorities.

3. That this resolution may be executed in counter-parts."

DATED THIS _____ DAY OF _____ 2007

_____   _____
JOHN B. HOLMES, Jr.   FELICIA KEMI SEGUN

_____
ALHAJI MOHAMMED INDIMI

1.06.6979.00 6299082 v4

9ᵗʰ Floor, St. Nicholas House
Catholic Mission Street
Lagos

THE FEDERAL REPUBLIC OF NIGERIA

COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION OF THE BOARD OF DIRECTORS OF

SYNTROLEUM NIGERIA LIMITED

REVOCATION OF POWERS OF ATTORNEY

The Board of Directors of Syntroleum Nigeria Limited (the Company) in exercise of their powers to pass a written resolution pursuant to Section 263 (8) of the Companies and Allied Matters Act 1990 hereby resolves as follows:

1. "That any power of attorney previously granted by the Board of Directors to any person in respect of any matter prior to the date hereof, be and is hereby revoked with effect from the   day of   , 2007."

2. "That this resolution may be executed in counter-parts"

DATED THIS _____ DAY OF _____ 2007

_____   _____
JOHN B. HOLMES, Jr.   FELICIA KEMI SEGUN

_____
ALHAJI MOHAMMED INDIMI

1.06.6979.00 6299082 v4

38

Signed by **Michael L. Covey Jr.**

for and on behalf of **SYNTROLEUM INTERNATIONAL CORPORATION**



Assistant Secretary and Attorney-in-Fact

Signed by **Dr. Kenneth C. Mildwaters**

for and on behalf of **AFRICAN ENERGY EQUITY RESOURCES LIMITED**



....
Attorney-in-Fact

Signed by **Dr. Kenneth C. Mildwaters**

for and on behalf of **ENERGY EQUITY RESOURCES (NORWAY) LIMITED**



....
Attorney-in-Fact

Signed by **Michael L. Covey Jr.**

for and on behalf of **SYNTROLEUM CORPORATION**



Assistant Secretary and Attorney-in-Fact